Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 14, 2008

[redacted]

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated March 14, 2008 [English translation].

3/18

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

14th March, 2008

Sumitomo Corporation
Susumu Kato, President and CEO
(Code No. 8053 Tokyo Stock Exchange, 1st Section)
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Myanmar SAI Steel Industry Company Ltd. (51% owned subsidiary; hereinafter referred as MSAI) adopted its dissolution on 14th March, 2008.

1. Reason for dissolution of MSAI
   MSAI was established in Union of Myanmar in January, 1997 and has engaged in the production and sale of galvanized steel for the construction demand in the country. However, as the further prospective development in the field can not be expected, we decided to dissolve MSAI.

2. Profile of the dissolved company, MSAI :
   (1) Company Name : Myanmar SAI Steel Industry Company Ltd.
   (2) Location of Headquarter : Yangon, Union of Myanmar
   (3) Establishment : January, 1997
   (4) Our Share : 51%
   (5) Managing Director : Mr. Htein Win
   (6) Business Description : Production and sale of galvanized steel sheets
   (7) Business Result (As of End of March, 2007. Operation has been stopped for 3 years)

Total Asset	US$5,406,000.-
Paid in Capital	US$3,800,000.-
Retained Earnings	US$291,000.-

3. Schedule of the liquidation
   The liquidation of MSAI will commence from 17th March, 2008, and it is expected to terminate the all liquidation processes before end of March, 2009.

4. Effect on Business Results
   The dissolution of MSAI has almost no effect on our consolidated business results.

END